Contact:
Icahn Capital LP
Susan Gordon
(212) 702-4309

CARL ICAHN RELEASES OPEN LETTER TO
SANDRIDGE ENERGY STOCKHOLDERS

THE PLUNDERING OF SANDRIDGE ENDS TOMORROW!

New York, New York, June 18, 2018 – Today Carl Icahn released the following open letter to stockholders of SandRidge Energy, Inc. (NYSE: SD):

Fellow Stockholders:

Without the proper safeguards, a corporation is nothing more than a defenseless piece of paper sitting in a lawyer's drawer. Under the law, this piece of paper is treated in most ways as if it were a person. It can own assets and it can enter into contractual arrangements. However, unlike an actual person, it has no voice and it cannot scream if it is being abused. Its only protection is the vigilance of its board of directors, a group of men and women who are entrusted by the corporation's owners (the stockholders) with the critical duty of promoting the best interests of the corporation. Under the law, they are required to do so in a fiduciary capacity - that is, they must put the welfare of the corporation and its stockholders above their own personal or other business interests.

Because I believe strongly in this ideal, I long ago asked the board of directors of Icahn Enterprises L.P., my flagship company, to set my compensation at $1.00 per year. I also do not receive annual equity grants which would dilute the interests of our stockholders, nor do any of the members of our board of directors or management team receive equity grants. Contrast this with the esteemed members of the board of directors of SandRidge, who somehow concluded – in their capacity as fiduciaries – that it was appropriate to award themselves equity grants which automatically vest in full if they perform so poorly that the stockholders are forced to vote them out of office!

And perform poorly they have. Since the day SandRidge emerged from bankruptcy through the close of trading on June 15, 2018, the company's stock price has declined 20%, while the S&P 500 Index and WTI Crude Oil have risen 29% and 33%, respectively. In addition, SandRidge has continued to hedge virtually all of 2018's guided oil production at approximately $56 per barrel, resulting in lost value of roughly $10 for every barrel the company will produce this year. While it may only be fair to blame the three longest tenured members of the board for this atrocious performance, the two newest members seem perfectly happy to be painted with the same brush, proclaiming publicly, in a remarkably tone-deaf statement, that they are "proud of the results" that SandRidge delivered during this period.

We find it reprehensible that these individuals are now poised to walk away from SandRidge with windfall consolation prizes if the stockholders vote to kick them out of Dodge at tomorrow's annual meeting. But we believe this will be a small price to pay in the long run and we will be happy to be rid of them – at any cost. The long suffering SandRidge stockholders are deserving of a fresh start, even if it means that the outgoing directors will have had one last undeserved payday – and laugh – at our expense on the way out the door.

Perhaps the incumbent directors are so willing to disregard the interests of stockholders because they collectively (together with the named executive officers of the company) hold less than 1% of the outstanding shares of common stock of SandRidge? We can only speculate as to their motives. But compensating themselves in an inappropriate manner is unfortunately not the only example of how the incumbent directors have placed their own personal interests, and the interests of SandRidge's executives, ahead of the interests of the company's stockholders. To wit –

1.
They attempted to entrench themselves by entering into a dilutive and value-destructive acquisition of Bonanza Creek Energy, incurring in the process over $8.2 million in wasted transaction costs, in a debacle that was described by Reuters Breakingviews as "an egregious example of how oil companies chase size at the expense of shareholder value."

2.
They then adopted an outrageous and atypical poison pill in a brazen attempt to disenfranchise stockholders, suppress dissent and ram through the Bonanza deal, "providing shareholders who lived through the governance issues of past years with an uncomfortable sense of déjà vu," in the words of leading proxy advisory firm ISS.

3.
They allowed former CEO James Bennett to leave the company with what appears to be a $17 million severance package (in addition to the more than $50 million of compensation he was paid while overseeing the destruction of billions of dollars of shareholder value), prompting leading proxy advisory firm Glass Lewis to state, "we believe shareholders should question the compensation committee's pay practices." We believe SandRidge had a basis to fire Bennett for cause, which would have allowed the company to avoid paying him this massive, undeserved windfall. But the board refused to seriously explore this option, which we believe led directly to the subsequent, suspiciously-timed resignation of former Chairman John Genova.

4.
They inexplicably spurned a takeover bid by Midstates Petroleum, a company universally acknowledged to be the single most synergistic buyer for SandRidge, without even making a counteroffer. Midstates was forced to take the unusual step of going public with its offer after being rebuffed by the company. We believe the board refused to engage with Midstates purely out of self-interest because Midstates publicly stated its intention to replace the board and CEO of SandRidge.

5.
And in a cynical attempt to preserve their grip on the company (and presumably its coffers) for another year, they announced a strategic review process which conveniently would not be completed until after the annual meeting of stockholders. However, in a complete vindication of what we've been maintaining for months, Midstates last week called the company out for demanding highly unusual and unreasonable non-disclosure agreement terms and grossly mischaracterizing their interactions, thus revealing this "process" to be a disingenuous sham.

These are only a few of the glaring examples we know about from the public record. We believe much more will be discovered once our director nominees are elected on Tuesday and they can review the company's books and records from the inside. We cannot promise that our slate will be able to wave a magic wand and eliminate overnight the overhang that the incumbent directors have placed on the stock, which we believe is preventing SandRidge shares from trading at a price that reflects the true value and potential of the company's assets. However, we are completely confident that they WILL work tirelessly to seek to increase shareholder value in a conflict-free manner and will NOT act in the grand tradition of the previous directors by disregarding the interests of stockholders at every turn. One thing we CAN guarantee: if our slate is elected, the age-old game of passing the piece of paper that is SandRidge from board to board to be plundered at the expense of stockholders will be put to rest.

We urge you to destroy the company's white card and vote our GOLD card –

•	FOR ALL 7 OF OUR HIGHLY-QUALIFIED NOMINEES AS DIRECTORS RATHER THAN THE FAILED INCUMBENT BOARD

•	AGAINST THE BOARD'S PROPOSAL TO ENTRENCH THEMSELVES BY RATIFYING AND EXTENDING THE MASSIVELY DILUTIVE POISON PILL

•	AGAINST THE BOARD'S PROPOSAL TO APPROVE THE COMPANY'S EGREGIOUS EXECUTIVE COMPENSATION

We appreciate the support that has been expressed to date for our campaign and urge all stockholders to vote for the election of our seven nominees to the board of directors of SandRidge Energy, Inc.

 Sincerely yours,

Carl Icahn

*****

If you have any questions, please contact:

Harkins Kovler, LLC
Banks and Brokers Call: +1 (212) 468-5380
All Others Call Toll-Free: +1 (844) 218-8384
Email: sd@harkinskovler.com

Additional Information and Where to Find it;
Participants in the Solicitation

 CARL C. ICAHN AND THE OTHER PARTICIPANTS IN SUCH PROXY SOLICITATION (TOGETHER, THE "PARTICIPANTS") FILED A DEFINTIVE PROXY STATEMENT AND ACCOMPANYING GOLD PROXY CARD WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE 2018 ANNUAL MEETING OF STOCKHOLDERS OF SANDRIDGE ENERGY, INC (THE "ANNUAL MEETING"). SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS IN CONNECTION WITH THE ANNUAL MEETING BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. THESE MATERIALS AND OTHER MATERIALS FILED BY THE PARTICIPANTS WITH THE SEC ARE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PROXY STATEMENT. EXCEPT AS OTHERWISE DISCLOSED IN THE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN SANDRIDGE ENERGY, INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF SANDRIDGE ENERGY, INC.

Other Important Disclosure Information

SPECIAL NOTE REGARDING THIS LETTER:

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SANDRIDGE SECURITIES AND CERTAIN ACTIONS THAT SANDRIDGE'S BOARD MAY TAKE TO ENHANCE THE VALUE OF ITS SECURITIES. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. SANDRIDGE'S ACTUAL PERFORMANCE AND RESULTS MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THIS LETTER ALSO REFERENCES THE SIZE OF OUR RESPECTIVE CURRENT HOLDINGS OF SANDRIDGE SECURITIES RELATIVE TO OTHER HOLDERS OF SUCH SECURITIES. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR HOLDINGS OR INCREASE OUR HOLDINGS BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING SANDRIDGE WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY LAW).

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "may," "will," "objective," "projection," "forecast," "management believes," "continue," "strategy," "position" or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified in SandRidge's public filings. Such forward-looking statements should therefore be construed in light of such factors, and the Participants are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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